Stellar Biotechnologies, Inc.

322 E. Scott Street

Port Hueneme, California 93041

May 7, 2018

VIA EDGAR

United States Securities and Exchange Commission

Attention: Ada D. Sarmento and Suzanne Hayes

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stellar Biotechnologies, Inc. Registration Statement on Form S-1 Filed April 17, 2018 File No. 333-224314

Dear Mses. Sarmento and Hayes,

This letter sets forth the responses of Stellar Biotechnologies, Inc. (the “Company”) to the comment set forth in your letter dated May 1, 2018, with respect to the above-referenced Registration Statement on Form S-1. For ease of reference, our response correlates with the Staff’s comment, which we provided immediately preceding the Company’s response.

Registration Statement on Form S-1

Cover Page

1.	Please revise the cover page to provide the date that the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment and notes that it will revise the outside cover page of the prospectus included in the Company’s Registration Statement on Form S-1 to add a new sentence at the end of the first full paragraph under the pricing table to reflect that the offering is expected to end on or before May 17, 2018.

If you have any questions regarding this request, please contact the undersigned at (805) 488-2800 or Barbara Jones of Greenberg Traurig, LLP at (617) 310-6064.

Sincerely,

STELLAR BIOTECHNOLOGIES, INC.

By:	/s/ Kathi Niffenegger
Name:	Kathi Niffenegger
Title:	Chief Financial Officer